DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of September 30, 2019, DLH Holdings Corp. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock (as defined below).

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of New Jersey law, for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 40,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 5,000,000 shares of preferred stock, $0.10 par value per share (“Preferred Stock”), none of which are currently outstanding. The outstanding shares of our Common Stock are fully paid and nonassessable.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of Preferred Stock, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by the board of directors, and to determine the designation of any series and to fix the number of shares of any series of Preferred Stock. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of New Jersey. The effect of this preferred stock designation power is that our board of directors alone, subject to Federal securities laws, applicable blue sky laws, and New Jersey law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Voting Rights

The holders of outstanding shares of Common Stock shall have the right to vote on the election and removal of all of the members of the Board of Directors and on all other matters to be voted on by the stockholders of the Company. At every meeting with respect to matters on which the holders of outstanding shares of Common Stock are entitled to vote, the holders of outstanding shares of Common Stock shall be entitled to one vote per share and do not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, when, as and if dividends or distributions are declared on outstanding shares of Common Stock, whether payable in cash, in property or in securities of the Company, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in such dividends and distributions.

Liquidation Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of outstanding shares of Common Stock shall be entitled to share equally, share for share, in the assets of the Company to be distributed among the holders of outstanding shares of Common Stock.

No Preemptive of Similar Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by written consent in accordance with the provisions of the New Jersey Business Corporation Act and our Bylaws.

Listing and Transfer Agent.

The Common Stock is traded on the Nasdaq Capital Market under the symbol DLHC. The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions
of our Certificate of Incorporation and Bylaws

Certain provisions of our Certificate of Incorporation and Bylaws could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Our Certificate of Incorporation and Bylaws contain provisions which could delay or prevent a third party from acquiring shares of our Common Stock or replacing members of our Board of Directors. Our Certificate of Incorporation allows our Board of Directors to issue shares of Preferred Stock. Our Board of Directors can determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. As a result, our Board of Directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the Board of Directors, any inability to effect a change in the Board of Directors may result in the entrenchment of management. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Further, our Bylaws provide that the size of the Board of Directors shall be fixed as determined from time to time by the Board. The directors are to be elected at the annual meeting of the stockholders and each director elected shall hold office until his successor is elected and qualified. Any director or the entire Board of Directors may be removed, either with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. Subject to the rights of the holders of any series of Preferred Stock, any vacancies on our board may be filled by the affirmative vote of a majority of the directors then in office. Any additional directorships resulting from an increase in the number of directors may also be filled by the directors. Our Bylaws also provide that special meetings of our stockholders may be called only by the Chairman of our Board of Directors or our President or pursuant to a resolution adopted by a majority of the total number of authorized directors. Our Bylaws also include advance notice provisions in connection with stockholder proposals that may prevent or hinder any attempt by our stockholders to bring business to be considered by our stockholders at a meeting or replace our Board of Directors.

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